SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Armstrong World Industries, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

04247X102
(CUSIP Number)

Ronald Cami

Vice President

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

Copy to:

Victor Lewkow

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04247X102	13D	Page 3 of 12 Pages

1		NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,433,118 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,383,465 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,433,118 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 35.9%*
14	TYPE OF REPORTING PERSON CO

*	This calculation is based on 54,135,215 shares of Issuer Common Stock outstanding as of August 31, 2013 as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on September 12, 2013, after giving effect to the Share Repurchase (as defined herein).

CUSIP No. 04247X102	13D	Page 4 of 12 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,433,118 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,383,465 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,433,118 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 35.9%*
14	TYPE OF REPORTING PERSON IN

*	This calculation is based on 54,135,215 shares of Issuer Common Stock outstanding as of August 31, 2013 as reported in the prospectus supplement filed by the Issuer with the SEC on September 11, 2013, after giving effect to the Share Repurchase.

CUSIP No. 04247X102	13D	Page 5 of 12 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,433,118 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,383,465 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,433,118 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 35.9%*
14	TYPE OF REPORTING PERSON IN

*	This calculation is based on 54,135,215 shares of Issuer Common Stock outstanding as of August 31, 2013 as reported in the prospectus supplement filed by the Issuer with the SEC on September 11, 2013, after giving effect to the Share Repurchase.

This Amendment No. 5 (the “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on August 11, 2009, as amended by Amendment No. 1 filed on September 3, 2009, Amendment No. 2 filed on April 1, 2010, Amendment No. 3 filed on November 15, 2012 and Amendment No. 4 filed on December 12, 2012 (as so amended, the “Original Schedule 13D,” and, as further amended by this Amendment, the “Schedule 13D”) relating to the shares of common stock, par value $0.01 per share (“Issuer Common Stock”), of Armstrong World Industries, Inc., a Pennsylvania corporation (“AWI” or the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

“The Schedule 13D is being filed jointly on behalf of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):  TPG Advisors VI, Inc., a Delaware corporation (“Advisors VI” and, collectively with its affiliates, “TPG”), David Bonderman and James G. Coulter. The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Advisors VI is the general partner of Armor TPG Holdings, L.P., a Delaware limited partnership (including Armor TPG Holdings, LLC, which converted from a Delaware limited liability company into the Delaware limited partnership on October 3, 2012, “Armor”), which directly holds 3,383,465 shares of Issuer Common Stock (the “Armor Shares”). Because of the relationship between Advisors VI and Armor, Advisors VI may be deemed to beneficially own the Armor Shares.

Armor and The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, a Delaware trust (the “Trust”), entered into the Shareholders’ Agreement (as defined in Item 4 below). Because of the relationship between Armor and the Trust, Advisor VI may also be deemed to have beneficial ownership over 16,049,653 shares of Issuer Common Stock directly held by the Trust (the “Trust Shares” and, together with the Armor Shares, the “Shares”), which are subject to the Shareholders’ Agreement.

Messrs. Bonderman and Coulter are officers and sole stockholders of Advisors VI. Because of the relationship of Messrs. Bonderman and Coulter to Advisors VI, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

The principal business of Advisors VI is serving as the sole ultimate general partner, managing member or similar entity of related entities (including Armor) engaged in making investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Advisors VI and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Advisors VI and officer, director or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Advisors VI are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

Page 6 of 12 Pages

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the last paragraph under the heading “Sales”:

“September 2013 Offering

On September 10, 2013, Armor and the Trust, in their capacity as selling shareholders, entered into an underwriting agreement attached hereto as Exhibit 13 (the “September 2013 Underwriting Agreement”) with the Issuer and Deutsche Bank Securities Inc. (the “September 2013 Underwriter”), pursuant to which Armor agreed to sell 2,744,425 shares of Issuer Common Stock and the Trust agreed to sell 9,312,957 shares of Issuer Common Stock, in each case at a price of $51.41 per share (the “September 2013 Offering”). The Issuer agreed to purchase from the September 2013 Underwriter 5,057,382 of the 12,057,382 shares of Issuer Common Stock that were the subject of the September 2013 Offering at a price of $51.41 per share (the “Share Repurchase”). The remaining shares were offered to the public at a price of $51.75 per share. The September 2013 Offering was made pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-179711) and closed on September 13, 2013.

September 2013 Lock-Up Agreement

Each of Armor, the Trust and each executive officer and director of the Issuer agreed with the September 2013 Underwriter, pursuant to a lock-up agreement (each, a “September 2013 Offering Lock-Up Agreement”), not to, subject to certain exceptions, (i) offer, sell, contract to sell, pledge or otherwise transfer or dispose of, (ii) enter into any transaction which is designed to or might reasonably be expected to result in the transfer or disposition of, (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in respect of or (iv) exercise any right with respect to the registration of, or file or cause to be filed any registration statement in connection with the registration of, any shares of Issuer Common Stock or any securities convertible into or exchangeable or exercisable for shares of Issuer Common Stock, or publicly announce an intention to effect any such transaction, for a period beginning on the date of such September 2013 Offering Lock-Up Agreement and continuing for 45 days after September 10, 2013, the date of the September 2013 Underwriting Agreement, except with the prior written consent of the September 2013 Underwriter.”

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D as follows:

“References to and descriptions of the Purchase and Sale Agreement, the NDA, the Charter, the Shareholders’ Agreement, the Confirmation, the Offer to Purchase, the 2011 Master Confirmation, the Waiver Agreement, the Underwriting Agreement, the September 2013 Underwriting Agreement and the September 2013 Offering Lock-Up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Purchase and Sale Agreement attached hereto as Exhibit 2, the NDA attached hereto as Exhibit 3, the Charter attached hereto as Exhibit 4, the Shareholders’ Agreement attached hereto as Exhibit 6, the Confirmation attached hereto as Exhibit 7, the Offer to Purchase attached hereto as Exhibit 9 (including, without limitation, Sections 11 and 12 thereof), the Waiver Agreement attached hereto as Exhibit 11, the Underwriting Agreement attached hereto

Page 7 of 12 Pages

as Exhibit 12, the September 2013 Underwriting Agreement attached hereto as Exhibit 13 and the form of September 2013 Offering Lock-Up Agreement attached hereto as Exhibit 14 and each is incorporated herein by this reference.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second and third paragraph of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b) The following disclosure assumes that there are 54,135,215 shares of Issuer Common Stock outstanding as of August 31, 2013 as reported in the prospectus supplement filed by the Issuer with the SEC on September 11, 2013, after giving effect to the Share Repurchase.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own (i) 3,383,465 shares of Issuer Common Stock directly held by Armor, which constitute approximately 6.3% of the outstanding shares of Issuer Common Stock and (ii) 16,049,653 shares of Issuer Common Stock directly held by the Trust, which are subject to the Shareholders’ Agreement, and which constitute approximately 29.6% of the outstanding shares of Issuer Common Stock.”

This Amendment amends and restates the seventh paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“The trustees of the Trust are as follows: Anne M. Ferrazi of 4 Lazee Trail, Houston, Texas 77024, Harry Huge of The Huge Law Firm PLLC, 25 East Battery Street, Charleston, South Carolina 29401 and Richard Nelville, whose primary business address is 71 S. Wacker Drive, Suite 3090, Chicago, Illinois 60606. Ms. Ferrazi serves as trustee to numerous personally injury trusts similar to the Trust. Mr. Huge is an attorney with The Huge Law Firm PLLC. Mr. Neville is a mediator with JAMS, the largest private alternative dispute resolution (ADR) provider in the world. None of the aforementioned trustees have been convicted in a criminal proceeding or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All three trustees are citizens of the United States of America.”

Item 7. Material to Be Filed as Exhibits

This Amendment supplements Item 7 of the Original Schedule 13D by inserting the following paragraph after the last paragraph of Item 7 of the Original Schedule 13D:

“13. Underwriting Agreement, dated September 10, 2013, among the Issuer, the Trust, Armor and the September 2013 Underwriter (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 13, 2013).

14.	Form of Lock-Up Agreement, among each of the Trust, Armor and each executive officer and director listed on Exhibit B to the September 2013 Underwriting Agreement and the September 2013 Underwriter (incorporated by reference to Exhibit A of Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 13, 2013).”

Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 13, 2013
TPG Advisors VI, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).
Page 9 of 12 Pages

This Amendment amends and restates Schedule 1 of the Original Schedule 13D in its entirety as set forth below:

“Schedule I

The names of the directors and the names and titles of the executive officers of Advisors VI and their principal occupations are set forth below. Each occupation set forth opposite an individual’s name refers to Advisors VI, and each individual is a United States citizen. All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
John E. Viola	Vice President, Treasurer and Director
Ronald Cami	Vice President, Secretary and Director
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

Page 10 of 12 Pages

INDEX TO EXHIBITS

1.

Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic

Advisors, Inc., David Bonderman and James G. Coulter (incorporated by reference to Exhibit 1 to the Schedule 13D filed on August 10, 2009 by TPG Advisors V, Inc., David Bonderman and James G. Coulter).

2.

Purchase and Sale Agreement, dated as of August 10, 2009, by and between TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, including, as Exhibit A, Form of Shareholders’ Agreement, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P., and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, as Exhibit B, Form of Prepaid Share Forward Confirmation, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, and as Exhibit C, Form of Collateral Annex, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit 2 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

3.

Non-Disclosure Agreement, dated as of July 30, 2009, by and between Armstrong World Industries, Inc. and TPG Capital, L.P., including Form of Undertaking delivered as of August 10, 2009 (incorporated by reference to Exhibit 3 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

4.

Amended and Restated Articles of Incorporation of Armstrong World Industries, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Armstrong World Industries, Inc. with the SEC on October 2, 2006).

5.

Text of Press Release issued on August 11, 2009 (incorporated by reference to Exhibit 5 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

6.

Shareholders’ Agreement dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

7.

Prepaid Share Forward Confirmation dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

8.

Collateral Annex dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

Page 11 of 12 Pages

9.

Offer to Purchase for Cash up to 4,435,935 Shares of Common Stock of Armstrong World Industries, Inc. at $22.31 Net Per Share by Armor TPG Holdings LLC (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.)

10.

Text of Press Release issued on September 3, 2009 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

11.

Waiver Agreement, effective as of November 5, 2012, by and between the Trust and Armor (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Armstrong World Industries, Inc. with the SEC on November 6, 2012).

12.

Underwriting Agreement, dated November 7, 2012, among the Issuer, the Trust, Armor and Merrill, Lynch, Pierce, Fenner & Smith Incorporated as representative of the Underwriters (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Armstrong World Industries, Inc. with the SEC on November 14, 2012).

13.

Underwriting Agreement, dated September 10, 2013, among the Issuer, the Trust, Armor and the September 2013 Underwriter (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 13, 2013).

14.

Form of Lock-Up Agreement, among each of the Trust, Armor and each executive officer and director listed on Exhibit B to the September 2013 Underwriting Agreement and the September 2013 Underwriter (incorporated by reference to Exhibit A of Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 13, 2013).

Page 12 of 12 Pages